August 8, 2022

VIA EDGAR
William Demarest
Staff Accountant
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:   AGNC Investment Corp.
Form 10-K for the fiscal year ended December 31, 2021
Filed February 23, 2022
File No. 001-34057

Dear Mr. Demarest:
On behalf of AGNC Investment Corp. (the “Company” or “AGNC”) the undersigned submits this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), provided in the letter, dated August 2, 2022, relating to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2021, filed on February 23, 2022.
For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Non-GAAP Financial Measures
Net Spread and Dollar Roll Income, page 37

1.We note your response to our prior comment providing your belief that GAAP Net income (loss) has very little comparability or correlation to your non-GAAP financial measure Net spread and dollar roll income, and further-adjusted non-GAAP measures. However we continue to believe the inclusion of total operating expense as a component of these non-GAAP financial measures, and your presentation of these non-GAAP measures on a per common share basis, illustrate these non-GAAP measures depict your performance for which net income taken from your statement of comprehensive income would appear to be the most directly comparable GAAP measure. In future periodic filings, please provide a reconciliation commencing with Net income (loss) as the most directly comparable GAAP measure when presenting these non-GAAP financial measures.

Response

In response to the Staff’s comment, in future periodic filings, the Company will commence with Net income (loss) as the most directly comparable GAAP measure when presenting its reconciliation to non-GAAP financial measures of Net spread and dollar roll income and further-adjusted non-GAAP measures.

* * * *

William Demarest
August 8, 2022

We hope that this letter has been responsive to the Staff’s comment. If you have any questions regarding the foregoing response, please contact the undersigned at (301) 841-2030. Thank you for your time and attention to this matter.

Sincerely,

/s/ Bernice E. Bell
Bernice E. Bell
Executive Vice President and Chief Financial Officer

cc:    Kenneth Pollack, Executive Vice President
General Counsel, Chief Compliance Officer and Secretary
AGNC Investment Corp.